FOR IMMEDIATE RELEASE

Friday, January 20, 2006

(No.2006-01-01)

CARMANAH RECEIVES CONDITIONAL APPROVAL

FOR TORONTO STOCK EXCHANGE LISTING

Victoria, British Columbia, Canada – Friday, January 20, 2006 - Carmanah Technologies Corporation (“Carmanah”) (TSX VE: CMH) is pleased to announce that the Company has received conditional approval from the Toronto Stock Exchange for the listing of its common shares on the TSX, subject to filing final documentation.

"The graduation to the TSX marks the next step in Carmanah's growth strategy," states Art Aylesworth, Carmanah's CEO.  "The TSX Venture Exchange has provided an excellent platform from our initial listing in 2001 for our capital requirements.  Carmanah’s growth, however, in the last year requires us to increase our profile within the financial community in Canada and beyond.  We are looking forward to accomplishing this next milestone in Carmanah’s evolution.”

The Company expects to fulfill the listing requirements over the next few weeks and receive final approval in February 2006.  Trading is expected to remain under the symbol CMH.  Carmanah will issue a news release prior to the start of trading on the TSX.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com